BOWMAN CONSULTING GROUP LTD.

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

February 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow

Re:	Bowman Consulting Group Ltd.

Registration Statement on Form S-1

Filed February 1, 2022

File No. 333-262464

Dear Ms. Beysolow:

Bowman Consulting Group Ltd. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-262464), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Monday, February 7, 2022, or as soon thereafter as possible, unless the Company or its outside counsel, Greenberg Traurig, LLP, requests by telephone that such Registration Statement be declared effective at some other time.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jason Simon, counsel to the Company, at 703.749.1386, with any comments or questions regarding this matter.

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Sincerely, BOWMAN CONSULTING GROUP LTD.

By:	/s/ Gary Bowman
	Name:	Gary Bowman
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]